Aquagga, Inc. (the "Company") a Delaware Corporation

Financial Statements (unaudited) and
Independent Accountant's Review Report

Years ended December 31, 2020 & 2021

Mongio & Associates CPAs LLC
Tax - Accounting - Advisory
Saving Time, Money, & Stress

INDEPENDENT ACCOUNTANT'S REVIEW REPORT

To Management
Aquagga, Inc.

We have reviewed the accompanying financial statements of the Company which comprise the statement of financial position as of December 31, 2020 & 2021 and the related statements of operations, statement of changes in shareholder equity, and statement of cash flows for the years then ended, and the related notes to the financial statements. A review includes primarily applying analytical procedures to management's financial data and making inquiries of Company management. A review is substantially less in scope than an audit, the objective of which is the expression of an opinion regarding the financial statements as a whole. Accordingly, we do not express such an opinion.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal controls relevant to the preparation and fair presentation of financial statements that are free from material misstatement whether due to fraud or error.

Accountant's Responsibility

Our responsibility is to conduct the review engagement in accordance with Statements on Standards for Accounting and Review Services promulgated by the Accounting and Review Services Committee of the AICPA. Those standards require us to perform procedures to obtain limited assurance as a basis for reporting whether we are aware of any material modifications that should be made to the financial statements for them to be in accordance with accounting principles generally accepted in the United States of America. We believe that the results of our procedures provide a reasonable basis for our conclusion.

Accountant's Conclusion

Based on our review, we are not aware of any material modifications that should be made to the accompanying financial statements in order for them to be in accordance with accounting principles generally accepted in the United States of America.

Going Concern

As discussed in Note 8, certain conditions indicate that the Company may be unable to continue as a going concern. The accompanying financial statements do not include any adjustments that might be necessary should the Company be unable to continue as a going concern. Management has evaluated these conditions and plans to generate revenues and raise capital as needed to satisfy its capital needs.

Vince Mongio, CPA, CIA, CFE, MACC
Miami, FL
December 17, 2022
Vincenzo Mongio

Statement of Financial Position

	As of December 31,	
	2021	**2020**
ASSETS		
Current Assets		
Cash and Cash Equivalents	18,821	23,435
Accounts Receivable	25,248	-
Other	592	-
Total Current Assets	44,661	23,435
Non-current Assets		
Office and Lab Equipment, net of Accumulated Depreciation	9,888	-
Deferred Tax Assets	-	1,138
Total Non-Current Assets	9,888	1,138
TOTAL ASSETS	54,549	24,573
LIABILITIES AND EQUITY		
Liabilities		
Current Liabilities		
Notes Payable - Current Portion	277	246
Accrued Interest	259	-
Accounts Payable	15,955	-
Total Current Liabilities	16,491	246
Long-term Liabilities		
Future Equity Obligations	150,000	-
Notes Payable	7,777	8,054
Total Long-Term Liabilities	157,777	8,054
TOTAL LIABILITIES	174,268	8,300
EQUITY		
Common Stock	75	40
Treasury Stock	(10)	-
Additional Paid in Capital	170	20
Retained Earnings/(Deficit)	(119,955)	16,213
Total Equity	(119,719)	16,273
TOTAL LIABILITIES AND EQUITY	54,549	24,573

Statement of Operations

	Year Ended December 31,	
	2021	2020
Revenue	301,685	3,500
Cost of Revenue	222,659	2,827
Gross Profit	79,027	673
Operating Expenses		
Advertising and Marketing	3,012	3,394
General and Administrative	271,526	23,877
Rent and Lease	7,093	-
Depreciation	1,561	-
Total Operating Expenses	283,192	27,271
Operating Income (loss)	(204,165)	(26,598)
Other Income		
Other	69,426	27,046
Total Other Income	69,426	27,046
Other Expense		
Interest Expense	290	-
Total Other Expense	290	-
Earnings Before Income Taxes	(135,030)	448
Provision for Income Tax Expense/(Benefit)	1,138	105
Net Income (loss)	(136,168)	343

Statement of Cash Flows

	Year Ended December 31,	
	2021	2020
OPERATING ACTIVITIES		
Net Income (Loss)	(136,168)	343
Adjustments to reconcile Net Income to Net Cash provided by operations:		
Depreciation	1,561	-
Accounts Payable	15,955	-
Accounts Receivable	(25,248)	-
Accrued Interest	259	-
Deferred Tax Asset	1,138	105
Other	(592)	-
Total Adjustments to reconcile Net Income to Net Cash provided by operations:	(6,927)	105
Net Cash provided by (used in) Operating Activities	(143,095)	448
INVESTING ACTIVITIES		
Furniture and Office Equipment	(11,449)	-
Net Cash provided by (used by) Investing Activities	(11,449)	-
FINANCING ACTIVITIES		
Common Stock	35	-
Treasury Stock	(10)	-
Additional Paid-in Capital	150	-
Note Payable	(246)	8,300
Future Equity Obligations	150,000	-
Net Cash provided by (used in) Financing Activities	149,929	8,300
Cash at the beginning of period	23,435	14,687
Net Cash increase (decrease) for period	(4,614)	8,748
Cash at end of period	18,821	23,435

Statement of Changes in Shareholder Equity

	Common Stock					
	# of Shares Amount	$ Amount	APIC	Treasury Stock	Accumulated Deficit	Total Shareholder Equity
Beginning Balance at 1/1/2020	6,000,000	40	20	-	15,870	15,930
Net Income (Loss)	-	-	-	-	343	343
Ending Balance 12/31/2020	6,000,000	40	20	-	16,213	16,273
Issuance of Common Stock	3,519,000	35	-	-	-	35
Stock Repurchase	(963,541)	-	-	(10)	-	(10)
Additional Paid in Capital	-	-	150	-	-	150
Net Income (Loss)	-	-	-	-	(136,168)	(136,168)
Ending Balance 12/31/2021	8,555,459	75	170	(10)	(119,955)	(119,719)

Aquagga, Inc.
Notes to the Unaudited Financial Statements
December 31st, 2021
$USD

NOTE 1 – ORGANIZATION AND NATURE OF ACTIVITIES

Aquagga, Inc. ("the Company") was formed in Delaware on August 28th, 2019. The Company plans to earn revenue by providing PFAS (polyfluoroalkyl substances) destruction equipment and services for environmental remediation & industrial wastewater applications. The Company's headquarters are in Tacoma, Washington. The Company's customers will be located in the United States.

The Company will conduct a crowdfunding campaign under regulation CF in 2022-23 to raise operating capital.

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

Our financial statements are prepared in accordance with U.S. generally accepted accounting principles ("GAAP"). Our fiscal year ends on December 31. The Company has no interest in variable interest entities and no predecessor entities.

Use of Estimates and Assumptions

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash and Cash Equivalents

Cash and cash equivalents include all cash balances, and highly liquid investments with maturities of three months or less when purchased.

Fair Value of Financial Instruments

ASC 820 "*Fair Value Measurements and Disclosures*" establishes a three-tier fair value hierarchy, which prioritizes the inputs in measuring fair value. The hierarchy prioritizes the inputs into three levels based on the extent to which inputs used in measuring fair value are observable in the market.

These tiers include:

Level 1: defined as observable inputs such as quoted prices in active markets;
Level 2: defined as inputs other than quoted prices in active markets that are either directly or indirectly observable; and
Level 3: defined as unobservable inputs in which little or no market data exists, therefore requiring an entity to develop its own assumptions.

Concentrations of Credit Risks

The Company's financial instruments that are exposed to concentrations of credit risk primarily consist of its cash and cash equivalents. The Company places its cash and cash equivalents with financial institutions of high credit worthiness. The Company's management plans to assess the financial strength and credit worthiness of any parties to which it extends funds, and as such, it believes that any associated credit risk exposures are limited.

Revenue Recognition

The Company recognizes revenue from the sale of products and services in accordance with ASC 606, "Revenue Recognition" following the five steps procedure:

Step 1: Identify the contract(s) with customers
Step 2: Identify the performance obligations in the contract
Step 3: Determine the transaction price
Step 4: Allocate the transaction price to performance obligations
Step 5: Recognize revenue when or as performance obligations are satisfied

The Company primarily generates revenue by performing contract research & development efforts for various entities and government agencies including feasibility testing for PFAS destruction, materials & manufacturing analysis, treatment consulting services. The Company's primary performance obligation is to sufficiently complete all contract obligations as required by the contracts it enters into with its clients.

	R&D Income	*Government Contract Income*	*Total*
2020	3,500	-	3,500
2021	141,625	160,060	301,685

Other Income

The Company recognized other income of $69,426 and $27,046 in 2021 and 2020, respectively. This income primarily consists of income awarded to the Company by attending and winning competitions at trade shows. The Company expects the income from this source to decrease as it continues operations and hopes to grow its primary revenue sources.

Property and Equipment

Property and equipment are recorded at cost. Expenditures for renewals and improvements that significantly add to the productive capacity or extend the useful life of an asset are capitalized. Expenditures for maintenance and repairs are charged to expense. When equipment is retired or sold, the cost and related accumulated depreciation are eliminated from the accounts and the resultant gain or loss is reflected in income. Depreciation is provided using the straight-line method, based on useful lives of the assets.

The Company reviews the carrying value of property and equipment for impairment whenever events and circumstances indicate that the carrying value of an asset may not be recoverable from the estimated future cash flows expected to result from its use and eventual disposition. In cases where undiscounted expected future cash flows are less than the carrying value, an impairment loss is recognized equal to an amount by which the carrying value exceeds the fair value of assets. The factors considered by management in performing this assessment include current operating results, trends and prospects, the manner in which the property is used, and the effects of obsolescence, demand, competition, and other economic factors. Based on this assessment there was no impairment for December 31, 2021.

A summary of the Company's property and equipment is below.

Property Type	**Useful Life in Years**	**Cost**	**Accumulated Depreciation**	**Disposals**	**Book Value as of 12/31/21**
Office and Lab Equipment	5	11,449	1,561	-	9,888
Grand Total	**-**	**11,449**	**1,561**	**-**	**9,888**

Accounts Receivable

Trade receivables due from customers are uncollateralized customer obligations due under normal trade terms. Trade receivables are stated at the amount billed to the customer. Payments of trade receivables are allocated to the specific invoices identified on the customer's remittance advice or, if unspecified, are applied to the earliest unpaid invoices. Payments are generally collected upfront, but some of the merchants that products are sold through have a delay between collecting from the customer and sending to the Company.

The Company estimates an allowance for doubtful accounts based upon an evaluation of the current status of receivables, historical experience, and other factors as necessary. It is reasonably possible that the Company's estimate of the allowance for doubtful accounts will change.

Advertising Costs

Advertising costs associated with marketing the Company's products and services are generally expensed as costs are incurred.

General and Administrative

General and administrative expenses consist of payroll and related expenses for employees and independent contractors involved in general corporate functions, including accounting, finance, tax, legal, business development, and other miscellaneous expenses.

Equity Based Compensation

The Company accounts for stock options issued to employees under ASC 718 (Stock Compensation). Under ASC 718, share-based compensation cost to employees is measured at the grant date, based on the estimated fair value of the award, and is recognized as an item of expense ratably over the employee's requisite vesting period. The Company has elected early adoption of ASU 2018-07, which permits measurement of stock options at their intrinsic value, instead of their fair value. An option' s intrinsic value is defined as the amount by which the fair value of the underlying stock exceeds the exercise price of an option. In certain cases, this means that option compensation granted by the Company may have an intrinsic value of $0.

The Company measures compensation expense for its non-employee stock-based compensation under ASC 505 (Equity). The fair value of the option issued or committed to be issued is used to measure the transaction, as this is more reliable than the fair value of the services received. The fair value is measured at the value of the Company's common stock on the date that the commitment for performance by the counterparty has been reached or the counterparty's performance is complete. The fair value of the equity instrument is charged directly to expense and credited to additional paid- in capital.

There is not a viable market for the Company's common stock to determine its fair value, therefore management is required to estimate the fair value to be utilized in determining stock-based compensation costs. In estimating the fair value, management considers recent sales of its common stock to independent qualified investors, placement agents' assessments of the underlying common shares relating to our sale of preferred stock and validation by independent fair value experts. Considerable management judgment is necessary to estimate the fair value. Accordingly, actual results could vary significantly from management's estimates. Management has concluded that the estimated fair value of the Company's stock and corresponding expense is negligible.

The following is an analysis of shares of the Company's common stock issued as compensation:

	Nonvested Shares	Weighted Average Fair Value
Nonvested shares, January 1, 2020	6,000,000	$-
Granted	-	$-
Vested	(1,124,584)	$-
Forfeited	-	$-
Nonvested shares, December 31, 2020	4,875,416	$-
Granted	4,555,459	$-
Vested	(3,908,324)	$-
Forfeited	(2,000,000)	$-
Nonvested shares, December 31, 2021	3,522,551	$-

Income Taxes

The Company is subject to corporate income and state income taxes in the state it does business. We account for income taxes under the asset and liability method, which requires the recognition of deferred tax assets and liabilities for the expected future tax consequences of events that have been included in the financial statements. Under this method, we determine deferred tax assets and liabilities on the basis of the differences between the financial statement and tax bases of assets and liabilities by using enacted tax rates in effect for the year in which the differences are expected to reverse. The effect of a change in tax rates on deferred tax assets and liabilities is recognized in income in the period that includes the enactment date. We recognize deferred tax assets to the extent that we believe that these assets are more likely than not to be realized. In making such a determination, we consider all available positive and negative evidence, including future reversals of existing taxable temporary differences, projected future taxable income, tax-planning strategies, and results of recent operations. If we determine that we would be able to realize our deferred tax assets in the future in excess of their net recorded amount, we would make an adjustment to the deferred tax asset valuation allowance, which would reduce the provision for income taxes. We record uncertain tax positions in accordance with ASC 740 on the basis of a two-step process in which (1) we determine whether it is more likely than not that the tax positions will be sustained on the basis of the technical merits of the position and (2) for those tax positions that meet the more-likely-than-not recognition threshold, we recognize the largest amount of tax benefit that is more than 50 percent likely to be realized upon ultimate settlement with the related tax authority. The Company does not have any uncertain tax provisions. The Company's primary tax jurisdictions are the United States, Washington State, and Alaska.

The tax effects of temporary differences and carryforwards that give rise to significant portions of deferred tax assets and liabilities consist of the following:

	2021	2020
Deferred tax assets:		
Net operating loss carryforwards	34,782	1,138
Total	34,782	1,138
Deferred tax liabilities:		
Cash versus Accrual Accounting for Revenue Receivables	5,701	-
Total	5,701	-
Less: Valuation Allowance	(29,081)	-

Net deferred tax asset (liability)	-	1,138

The provisions for income taxes consist of the following components:

	2021	2020
Current	-	-
Change in deferred asset/liability	1,138	105
Total Provision for Expense/(Benefit)	1,138	105

The provision for federal income taxes differs from that computed by applying federal statutory rates to income before federal income tax expense, as indicated in the following analysis:

	2021	2020
Income (Loss) before federal income tax expense	(135,030)	448
Federal statutory income tax at 21%	(28,356)	94
Non-deductible expenses	3,880	-
Effect of state income taxes, net of federal benefit	(2,133)	11
Other Permanent Differences	(1,333)	-
Change in Valuation Allowance	29,081	-
Total Provision for Expense/(Benefit)	1,138	105

Recent Accounting Pronouncements

The FASB issues ASUs to amend the authoritative literature in ASC. There have been a number of ASUs to date that amend the original text of ASC. Management believes that those issued to date either (i) provide supplemental guidance, (ii) are technical corrections, (iii) are not applicable to us or (iv) are not expected to have a significant impact on our financial statements.

NOTE 3 – RELATED PARTY TRANSACTIONS

The Company follows ASC 850, "Related Party Disclosures," for the identification of related parties and disclosure of related party transactions.

Of the $150,000 in SAFE agreements entered into as described in Note 5 – Debt below, $25,000 was from a shareholder.

See Note 7 – Subsequent Events for details of additional SAFE agreement entered into with a related party.

NOTE 4 – COMMITMENTS, CONTINGENCIES, COMPLIANCE WITH LAWS AND REGULATIONS

We are currently not involved with or know of any pending or threatening litigation against the Company or any of its officers. Further, the Company is currently complying with all relevant laws and regulations. The Company does not have any long-term commitments or guarantees.

NOTE 5 – DEBT

The Company entered into an SBA loan agreement totaling $8,300 in 2020. The loan accrues interest at 3.75% and is due in 2050. The balance of the loan was $8,054 as of December 31st, 2021.

Simple Agreements for Future Equity (SAFE) - During the period ending December 31st, 2021, the Company entered into numerous SAFE agreements (Simple Agreement for Future Equity) with third parties and one related party. The SAFE agreements have no maturity date and bear no interest. The agreements provide the right of the investor to future equity in the Company during a qualified financing or change of control event at a 25% discount. Each agreement is subject to a valuation cap. The valuation caps of the agreements entered were $4M.

See Note 7 – Subsequent Events for details of additional SAFE agreements and loans entered into.

Debt Summary

Debt Instrument Name	Principal Amount	Interest Rate	Maturity Date	For the Year Ended December 2021				For the Year Ended December 2020			
				Current Portion	Non-Current Portion	Total Indebtedness	Accrued Interest	Current Portion	Non-Current Portion	Total Indebtedness	Accrued Interest
SBA Loan	8,300	3.75%	2050	277	7,777	8,054	259	246	8,054	8,300	-
Total				**277**	**7,777**	**8,054**	**259**	**246**	**8,054**	**8,300**	**-**

Debt Principal Maturities 5 Years Subsequent to 2021

Year	Amount
2022	$277
2023	$277
2024	$277
2025	$277
2026	$277
Thereafter	$6,669

* The SAFEs mature during a change of control or qualified financing event which can occur in any year.

NOTE 6 – EQUITY

The Company has authorized 30,000,000 common shares with a par value of $0.00001 per share. 8,555,459 shares were issued and outstanding as of 2021

Voting: Common stockholders are entitled to one vote per share

Dividends: The holders of common stock are entitled to receive dividends when and if declared by the Board of Directors.

NOTE 7 – SUBSEQUENT EVENTS

The Company has evaluated events subsequent to December 31, 2021 to assess the need for potential recognition or disclosure in this report. Such events were evaluated through December 17, 2022, the date these financial statements were available to be issued.

The Company issued 15,653,252 shares through its 2021 Stock Option Plan. 280,707 shares have been exercised for $2,094

The Company entered into numerous SAFE agreements totaling $425,000 with third parties and $40,000 with a family member of the CTO. The SAFE agreements have no maturity date and bear no interest. The agreements provide the right of the investor to future equity in the Company during a qualified financing or change of control event at a 15% discount. Each agreement is subject to a valuation cap. The valuation caps of the agreements entered ranged between $5.5M to $10M.

The Company entered into a loan agreement with the SBA totaling $100,000. The loan accrues interest at 7% and has a maturity date in 2027. The loan is guaranteed by the founders.

NOTE 8 – GOING CONCERN

The accompanying balance sheet has been prepared on a going concern basis, which contemplates the realization of assets and the satisfaction of liabilities in the normal course of business. The entity realized a loss in 2021, incurred negative cash flows from operations in 2021 and may continue to generate losses.

During the next twelve months, the Company intends to finance its operations with funds from a crowdfunding campaign and revenue producing activities. The Company's ability to continue as a going concern in the next twelve months following the date the financial statements were available to be issued is dependent upon its ability to produce revenues and/or obtain financing sufficient to meet current and future obligations and deploy such to produce profitable operating results. Management has evaluated these conditions and plans to generate revenues and raise capital as needed to satisfy its capital needs. No assurance can be given that the Company will be successful in these efforts. These factors, among others, raise substantial doubt about the ability of the Company to continue as a going concern for a reasonable period of time. The financial statements do not include any adjustments relating to the recoverability and classification of recorded asset amounts or the amounts and classification of liabilities.

NOTE 9 – RISKS AND UNCERTAINTIES

COVID-19

The spread of COVID-19 has severely impacted many local economies around the globe. In many countries, businesses are being forced to cease or limit operations for long or indefinite periods of time. Measures taken to contain the spread of the virus, including travel bans, quarantines, social distancing, and closures of non-essential services have triggered significant disruptions to businesses worldwide, resulting in an economic slowdown. Global stock markets have also experienced great volatility and a significant weakening. Governments and central banks have responded with monetary and fiscal interventions to stabilize economic conditions. The duration and impact of the COVID-19 pandemic, as well as the effectiveness of government and central bank responses remains unclear currently. It is not possible to reliably estimate the duration and severity of these consequences, as well as their impact on the financial position and results of the Company for future periods.